FNBUNITED

April 8, 2011

VIA EDGAR AND FACSIMILE

John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	FNB United Corp.

Form 10-K for the Fiscal Year Ended December 31, 2010

File No. 000-13823

Dear Mr. Nolan:

FNB United Corp. (the “Company”) provides the following responses to the comments contained in your letter dated March 25, 2011, regarding the Company’s annual report on Form 10-K for the year ended December 31, 2010. For ease of reference, we have set forth the text of each of the comments, followed by our response to each comment.

Form 10-K as of December 31, 2010

Asset Quality, page 42

1. We note the deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in non-performing loans from $174.4 million to $330.0 million as of December 31, 2009 and 2010, respectively and your total non-performing loans to total loans from 11.16% to 25.30% as of the same dates. We note the increase in allowance for loan losses from $49.5 million to $76.2 million as of December 31, 2009 and 2010, respectively; however, we note your allowance for loan losses to total non-performing loans was 28.36% and 23.09% as of such dates. Further, we note that your net charge-offs of $47.0 million and $88.5 million as of December 31, 2009 and 2010, respectively, exceeded your allowance for loan loss beginning balances of $34.7 million and $49.5 million as of the same dates. In light of these facts, please tell us why you believe your allowance for loan losses was appropriate as of December 31, 2009 and December 31, 2010. In your response, please provide persuasive evidence which will support the judgments and determinations you made and how and why these were consistently applied in accordance with your allowance for loan losses methodology under GAAP for the periods noted above. We may have additional comments upon receipt and review of your response.

RESPONSE: Because the composition of the Company’s loan portfolio has been heavily weighted toward real estate construction and commercial real estate loans since 2007, the economic recession and deterioration of real estate values in the Company’s market areas in North Carolina that commenced in 2008 and accelerated through 2009 and 2010 has resulted in the Company’s experiencing a significant increase in non-performing loans over that period. The Company’s allowance for loan losses (ALLL) at each of December 31, 2009 and December 31, 2010 was determined based on the Company’s best judgment given the facts and circumstances available to it at the time of the determination. The effects of the economic downturn, including deteriorating property values, and continued diligence in managing the loan portfolio in 2010, caused the Company to aggressively pursue loan charge-offs, which resulted in the large provisions through 2010 that were reported in the Company’s Annual Report on Form 10-K.

Real estate values experienced rapid declines in 2010 in the Company’s borrowers’ market areas as evidenced by real estate sales data and appraisals and the financial condition of real estate construction and commercial real estate loan customers worsened significantly during 2010, as evidenced by the significant increase in non-accrual loans. These factors significantly influenced management’s judgment with respect to establishing loan loss reserves and charging off impaired loans during 2010. The full extent of these factors became manifest well into 2010 and were neither expected nor anticipated at December 31, 2009. We believe the allowance for loan losses at December 31, 2009 appropriately reflected historical losses, as well as the conditions known and expected at that time.

Charge-offs for the real estate construction and commercial real estate loan portfolios were so significant in certain quarters of 2010 that their annualized percentages actually exceeded the ending loan balances in those portfolios for those quarters. The Company recognizes the risk in the loan portfolio related to those portfolio segments and therefore has concentrated its efforts on reducing its exposure in the real estate construction and commercial real estate loan portfolios. Real estate construction loans, which accounted for 60% of total net charge-offs in 2010, have decreased $117 million or 30% from December 31, 2009 to $277 million at December 31, 2010. Commercial real estate loans have decreased by $35 million from December 31, 2009 to $495 million at December 31, 2010. As a result of these extremely elevated losses in 2010, and the reduction in the Company’s exposure and other loss mitigation efforts in these two high risk loan portfolio segments, we believe the allowance for loan losses is adequate at December 31, 2010.

As discussed below, to determine the ALLL, the Company consistently followed GAAP under ASC 450 and ASC 310 for each period reported. This required continued assessment of new information and evaluation of the level of impairments as the portfolio of impaired loans continued to grow at an accelerated and unprecedented rate.

Methodology

In determining the allowance for loan losses and any resulting provision to be charged against earnings, the Company uses the following documented and approved methodology. This methodology is based on the requirements of ASC 450, ASC 310, the Interagency Policy Statement on the Allowance for Loan and Lease Losses (dated December 2006) and other regulatory and accounting guidance.

As a function of this methodology, particular attention is given to a review of individual loans deemed to require evaluation for impairment, historical loan loss experience, the value and adequacy of collateral and economic conditions in the Company’s market area.

The loan loss reserve computation and allocation methodology for the Company is based on historical loss experience and intrinsic risk assessment, as adjusted by additional qualitative and subjective factors, added to specific reserves identified from the Company’s impaired loans. The Company’s policy is and has been to maintain an allowance for loan and lease losses (ALLL) at a level that is adequate to absorb estimated incurred credit losses inherent in the loan portfolio. To that end, the Company implemented MainStreet Technology’s (MST) Loan Loss Analyzer (LLA) software program in late 2009. The LLA is a modeling tool that automates bulk portfolio data entry and controls the critical processes and calculations necessary to determine a level of reserves that is adequate and is determined in accordance with GAAP.

The ALLL is determined by the sum of three separate components: (i) the ASC 450 quantitative component, which addresses reserves for pools of homogeneous loans based on historical losses; (ii) the ASC 310 component, which addresses specific reserves for impaired loans; and (iii) the ASC 450 qualitative component, which draws upon the Company’s judgment and experience. The ASC 450 pools and ASC 310 loans are mutually exclusive; any loan that is impaired must be excluded from its homogenous pool for purposes of that pool’s ASC 450 reserve calculation, regardless of the level of impairment.

The Company has pooled its ASC 450 loans according to the loan segmentation regime employed on schedule RC-C of the FFIEC’s Consolidated Reports of Condition and Income (the “Call Report”). Within each segment, the pools are further divided according to risk grade categories of “pass” (RGs 1-5), “special mention” (RG 6), “substandard” (RG 7), and “doubtful” (RG 8). Individual loan account balances, with their pool data, are downloaded into the LLA program from the Company’s core account processing system and grouped within their respective pools. Segmenting the loan portfolio in this manner facilitates management’s evaluation of risk at a more precise level, which enables management to ensure that each portfolio segment has an adequate allowance for loan losses.

Historical loss data are used to estimate the loss horizon for each pool. A calculation of the average origination-to-loss period was conducted to determine loss horizons. This estimate is periodically evaluated to ensure that the Company is using a loss horizon period that is most reflective of the losses inherent in the loan portfolio. The loss horizon is an average of trailing data and is inherently inert.

A loss percentage is calculated for each quarter within the loss horizon for each pool, by netting the quarterly losses and recoveries and dividing their sum by the ending quarterly balance. This factor is then annualized by multiplying it by four. Given that the Company’s loan portfolio is shrinking and that certain portfolio segments experienced significant losses in a short period of time, this previously described calculation may yield a loss percentage exceeding 100%, implying a reserve in excess of the remaining balance in a given loan pool. To prevent such an overestimation of needed reserves, the calculated reserve is subjected to a test of reasonableness. If the resulting annualized loss percentage exceeds 50%, then the calculated annualized loss percentage is 50% and that result is used as the quarterly annualized loss percentage for the quarter. If the calculated annualized quarterly loss percentage does not exceed 50%, then no adjustment to the quarterly result is made. The total historical loss rate is then calculated as a dollar-weighted average of the annualized quarterly loss rates during the loss horizon for the pool.

Deteriorating Conditions in 2010

The Company considers the deterioration in the economy, especially declining real estate values in its North Carolina market, as a critical factor in determining the appropriate amount of ALLL for the Company to maintain. Reserves for impaired loans established at December 31, 2009 were based on management’s best estimate of value of real estate collateral at that time and these values were confirmed by the receipt of third party appraisals. Reserves for performing loans were based on actual historical loss experience supplemented by qualitative factors that considered, among other things, trends in real estate values, trends in past due loans, trends in classified loans, and trends in economic measures such as unemployment. During 2010, however, real estate values continued to decline at a rapid pace. The Company’s analysis of the real estate market and new appraisals received recognized this rapid deterioration. The Company utilized this information and applied it broadly to similar properties securing other impaired loans to recognize the deterioration in the value of our impaired loans. Similarly, in 2010, the financial condition of the Company’s borrowers worsened significantly as they experienced strains on cash flows due to a stagnant real estate market, decreases in occupancy rates for commercial real estate properties, and continued high levels of unemployment in their market areas. As a result of these conditions, the Company took significant charge-offs for collateral-dependent impaired loans in the third quarter of 2010. These conditions became evident early in the third quarter of 2010 and therefore were neither expected nor anticipated at December 31, 2009. The Company captured the impact of the significant decline in its borrowers’ financial conditions and real estate values in 2010 as it was occurring. The allowance at December 31, 2009 was adequate given the Company’s loss experience to that point.

The bulk of the risk and losses within the Company’s loan portfolio have been in the real estate construction and commercial real estate loan portfolio segments. The following table shows the portion of all impaired loans that were comprised of real estate loans at the 2009 and 2010 year-ends:

(dollars in thousands)	Impaired Loans
	As of 12/31/09		As of 12/31/10
Real estate construction	100.5		145.5
Commercial real estate	60.3		124.5

	160.8	85%	270.0	82%
Other impaired loans	27.8		61.1

Total impaired loans	188.6	100%	331.1	100%

The following table presents ALLL activity by portfolio segment and the change in outstanding loan balances for the year ended December 31, 2010:

			Real Estate - Mortgage
(dollars in thousands)	Commercial and Agriculture	Real Estate - Construction	1-4 Family Residential	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance at January 1, 2010	$3,529	$23,957	$8,679	$12,337	$959	$49,461
Charge-offs	(9,832)	(53,374)	(9,060)	(15,418)	(3,566)	(91,250)
Recoveries	585	52	178	271	1,635	2,721
Provision	14,061	66,128	4,968	27,987	2,104	115,248

Ending balance at December 31, 2010	$8,343	$36,763	$4,765	$25,177	$1,132	$76,180

Outstanding loan balance at 12-31-10	93,747	276,976	388,859	494,861	49,532	1,303,975
ALLL to outstanding loan balance	8.90%	13.27%	1.23%	5.09%	2.29%	5.84%

Outstanding loan balance at 12-31-10	93,747	276,976	388,859	494,861	49,532	1,303,975
Outstanding loan balance at 12-31-09	194,134	394,427	398,134	529,822	46,504	1,563,021

Change in outstanding balance	(100,387)	(117,451)	(9,275)	(34,961)	3,028	(259,046)
% Change in outstand loan balance	-51.71%	-29.78%	-2.33%	-6.60%	6.51%	-16.57%

The table above demonstrates that the Company has recognized that the most substantial risk in the portfolio is within the real estate construction and commercial real estate loan portfolios. Accordingly, the Company has an allowance for loan losses as a percentage of ending loan balance for these portfolio segments of 13.27% and 5.09% respectively, at December 31, 2010. The above table also illustrates how the Company has reduced exposure in its higher risk loan portfolio segments as part of its loss mitigation efforts.

As historical charge-offs are an important factor in determining the allowance for loan losses, the charge-offs taken in 2010 had a significant impact on the Company’s allowance for loan losses in 2010. The following table details the Company’s net charge-off activity and incurred provision expense activity for each quarter of 2009 and 2010 (dollars in thousands):

For the Quarter Ended	Net Charge-off	Provision Expense
March 31, 2009	$10,205	$14,059
June 30, 2009	7,255	5,525
September 30, 2009	11,995	17,525
December 31, 2009	17,545	24,632

	$47,000	$61,741

For the Quarter Ended	Net Charge-off	Provision Expense
March 31, 2010	$3,056	$9,490
June 30, 2010	13,564	27,429
September 30, 2010	59,588	55,892
December 31, 2010	12,321	22,437

	$88,529	$115,248

As charge-offs are incurred by the Company, additional provision expense is incurred in an effort to maintain the ALLL at a level sufficient to cover future anticipated losses in the loan portfolio. As illustrated in the above tables, the real estate construction and commercial real estate loan portfolios have historically constituted the majority of the charge-offs and corresponding provision expense for the Company. The Company’s loss rate for commercial real estate loans was approximately 3% during 2010 and the allowance for loan losses for its commercial real estate loan portfolio is approximately 5% of outstanding loans at December 31, 2010. The Company’s loss rate for real estate construction loans was approximately 14% during 2010 and the allowance for loan losses for the Company’s construction real estate loan portfolio is approximately 13% of outstanding loans at December 31, 2010. The real estate construction loan segment of the Company’s loan portfolio experienced a very rapid decline in credit quality during 2010. Third quarter losses for this segment on an annualized basis exceed the ending balance of real estate construction loans at September 30, 2010. This indicates an unprecedented level of losses experienced in a short period of time. Given these significantly elevated levels of losses taken in 2010 and the fact that the Company’s real estate construction loans have decreased $117 million, or 30%, from December 31, 2009 to $277 million at December 31, 2010, combined with other loss mitigation efforts. The Company’s average annualized loss rate for real estate construction loans over a two-year period (2010 and 2009 average) approximates 11%, and the allowance for loan losses for its real estate construction loans is approximately 13% of outstanding loans at December 31, 2010. The Company believes the allowance for loan losses at December 31, 2010 appropriately reflects incurred losses in its portfolio based on historical charge-offs and qualitative factors included in the determination of the allowance, as well as the conditions of the real estate markets and other factors considered in the determination of partial charge-offs and additional allowances for impaired loans.

Given the Company’s knowledge and experience with real estate values within its lending footprint and the Company’s aggressive policy to conservatively charge-off impaired loans based on its own historical experience with real estate values (the carrying amount of impaired loans is 88% of total unpaid principal), the Company believes that the allowance for loan losses at December 31, 2010 is adequate to cover provide for incurred losses inherent in the portfolio at December 31, 2010. Further, the fact that some portfolio segments had annualized charge-offs in the third and fourth quarter of 2010 that exceeded the remaining loan balance is further evidence that the losses inherent in the portfolio at December 31, 2010 are expected to be less than those experienced during 2010.

The Company’s efforts in 2010 with respect to its loan portfolio and ALLL occurred in tandem with steps taken by the Company to comply with the requirements set forth in the Consent Order dated July 22, 2010, which was entered into by the Company’s bank subsidiary with the Office of the Comptroller of the Currency. The Company undertook a number of actions to obtain updated borrower and collateral value information and to reduce the risk inherent in its loan portfolio, including reducing concentrations of credit. These actions included a thorough review of loans, additional credit underwriting training for commercial lenders and credit administration staff, improvements to loan portfolio management, and obtaining current independent or updated appraisals on loans of $250,000 or more that are secured by real estate. The receipt of these new appraisals, which reflected the continued decline over time of real estate values, provided the Company with additional valuations and supported its earlier actions and continued aggressive loan charge-offs. Material write-downs on the fair value of impaired loans as a result of becoming aware of additional information regarding collateral value after December 31, 2010 but before the filing of our 2010 audited financial statements on Form 10-K in March 2011 are reflected in the 2010 financial statements.

Conclusion

During 2010, net charge-offs totaled $88.5 million, which exceeded the combined net charge-offs for the prior seven years. The provision for loan losses recorded in 2010 also exceeded the combined provision recorded in the prior seven years. As noted above, the increased levels of nonperforming assets and charge-offs reflected at year end 2010 resulted largely from loan quality issues driven by worsening economic conditions, including strains in housing and real estate markets . The Company continually performs thorough analyses of the loan portfolio. As a result of these analyses, certain loans have migrated to higher, more adverse risk grades and an aggressive posture towards the timely charge-off of identified impairment has also continued. The rapid deterioration of real estate values and financial conditions of our borrowers in 2010 caused the Company to recognize significant charge-offs in the second half of 2010 that were unforeseen at December 31, 2009. The Company has made significant efforts to reduce its higher risk loan portfolio segments (real estate construction and commercial real estate) in an effort to minimize future losses. Given the Company’s knowledge and experience with real estate values within its lending footprint and the Company’s aggressive policy to conservatively charge-off impaired loans based on its own historical experience that it used in 2010, the Company believes that the allowance for loan losses at December 31, 2010 is adequate to provide for incurred losses inherent in the portfolio at December 31, 2010. As a result, the Company has concluded that the allowance for loan losses is appropriate at December 31, 2010 and 2009.

Financial Statements, page 56

Note 6 – Loans, Page 77

2. We note your disclosure of the stimulus loan program on page 78. We further note your disclosure stating the bank records the loans under this program “at fair value at time of issue and the original builder loan is considered impaired.” Please clarify to us why it does not appear that the original builder loan is considered to be impaired until the stimulus loan is issued. Also, please clarify your policy as to when your original builder loans are considered impaired. Revise future filings as necessary.

RESPONSE: All loans are evaluated for FAS 114 impairment according to the guidelines established by GAAP. The majority of the original loans in the stimulus loan program (“program”) were already impaired under the requirements of FAS 114 before they became part of the program and any specific reserves required for these loans in accordance with GAAP had already been established for those loans. On rare occasions, the Company will have a builder with an existing loan that is performing, and is not impaired, who requests to participate in the program to improve sales for that builder’s property. The Company determined that by not allowing those builders whose loans are performing according to their original terms to participate in the program, the Company was providing troubled builders who were part of the program with an unfair business advantage over other builders not otherwise eligible to participate in the program. Any builder whose loan is currently performing according to the original terms of their loan agreement and for which no other significant weaknesses in the credit have been identified, would not be considered to have an impairment prior to entering into the program. Once the builder begins to participate in the program and their properties are financed by the Bank at a reduced rate, the original loan, by definition, becomes a TDR. By definition, a TDR must be impaired. At that point, the performing builder loan becomes impaired and is subject to FAS 114 treatment. The Company will revise future filings as follows (changes in italics):

The Bank implemented, in 2009, a stimulus loan program to facilitate the sale of residential real estate held as collateral for some of the Bank’s nonperforming and performing loans and certain Bank-owned properties. The purpose of the program is to reduce the Bank’s credit concentrations and nonperforming assets by providing attractive terms that both fill the mortgage lending void created by the ongoing recession and incent potential buyers to purchase real estate. The Bank offered a reduced interest rate to qualified new borrowers to encourage them to purchase properties in this program. New borrowers are qualified according to the Bank’s normal consumer and mortgage underwriting standards. The Bank records these loans at fair value at time of issue. Existing unimpaired development loans that become part of the program are considered impaired upon inclusion in the stimulus loan program. The Bank discontinued the program in the first quarter of 2011. The Bank currently has $[amount] million in loans under the stimulus loan program, of which, $[amount] million required a fair value adjustment of $[amount] as of [date]. The fair value adjustment is recorded as a reduction of the outstanding loan balance on the balance sheet and accreted into interest income over the contractual life of the loan.

The Company has discontinued the stimulus loan program and the last stimulus loan was booked during the first quarter of 2011. The Company will continue to report stimulus loan information, as indicated above, through the filing of the annual report on Form 10-K for the year ending December 31, 2011.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company believes that the foregoing responses address your comments. The Company is committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (336) 626-8351 or (336) 626-8300 if you have any questions or would like further information about this response.

Sincerely,

/s/ Mark A. Severson
Mark A. Severson
Executive Vice President and Chief Financial Officer
FNB United Corp.